EXHIBIT 12.1
SPECTRA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)	$1,130	$1,110	$929	$649	$519
Fixed charges	278	265	253	389	414
Distributed income of equity investees	110	160	131	97	90
Deduct:
Interest capitalized (b)	47	19	9	38	19
Total earnings (as defined for the Fixed Charges calculation)	$1,471	$1,516	$1,304	$1,097	$1,004
Fixed charges:
Interest on debt, including capitalized portions	$271	$258	$247	$383	$407
Estimate of interest within rental expense	7	7	6	6	7
Total fixed charges	$278	$265	$253	$389	$414
Ratio of earnings to fixed charges	5.3	5.7	5.2	2.8	2.4
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(a)	Excludes earnings or loss from equity investments and adjustment for noncontrolling interests.

(b)	Excludes equity costs related to allowance for funds used during construction that are included in Other Income and Expenses, Net in the Consolidated Statements of Operations.